UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Section 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April 2005

Commission File Number 000-25383

Infosys Technologies Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Bangalore, Karnataka, India

(Jurisdiction of incorporation or organization)

Electronics City, Hosur Road, Bangalore, Karnataka, India 560 100. +91-80-2852-0261

(Address of principal executive offices)

Indicate by check mark registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

                    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 2g 3-2(b).

Not applicable.

DISCLOSURE OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION — OPTIONS EXPENSING UPDATE

We hereby furnish the U.S. Securities and Exchange Commission (the “Commission”) with copies of the following information. The following information shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

On the morning of April 14, 2005 (Indian Standard Time), the Company provided its financial outlook for the fiscal year ending March 31, 2006 of consolidated earnings per ADS of $1.92 to $1.95 for the fiscal year ending March 31, 2006. This outlook reflected a charge of approximately $8 million in fiscal 2006 to account for the estimated impact under U.S. Generally Accepted Accounting Principles (“GAAP”) of the mandatory adoption of the Financial Accounting Standards Board’s Statement of Financial Accounting Standards No. 123 (revised 2004) Share-Based Payment (Statement No. 123R) from July 1, 2005.

On the evening of April 14, 2005 (Indian Standard Time), the Commission announced changes to the implementation of Statement No. 123R, with the Company now being required to adopt SFAS 123R only from April 1, 2006. Consequently, Statement No. 123R will not have any impact on the Company’s outlook for the fiscal year ending March 31, 2006.

In view of the above, the Company has revised its outlook, under U.S. GAAP, of consolidated earnings per ADS to $1.95 to $1.98 for the fiscal year ending March 31, 2006 resulting in a growth of 24% to 26% compared to fiscal year ended March 31, 2005.

There is no revision in the outlook of consolidated revenues for the fiscal year ending March 31, 2006. There is no revision in the outlook under Indian GAAP of income and earnings per share for the year ending March 31, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

INFOSYS TECHNOLOGIES LIMITED

/s/ NANDAN M. NILEKANI
Nandan M. Nilekani
Chief Executive Officer, President and Managing Director

Dated: April 29, 2005